Exhibit 4C (xlv)

Smith & Nephew plc 15 Adam Street London WC2N 6LA England	T 44 (0) 20 7401 7646 F 44 (0) 20 7930 3353 www.smith-nephew.com

8 February 2017

Mr Robin Freestone

c/o: 15 Adam Street

London

WC2N 6LA

Dear Robin,

Following the Nomination & Governance Committee meeting on 7 February 2017 and the Board meeting on 8 February 2017, I am pleased to confirm your appointment as Chairman of the Audit Committee of Smith and Nephew plc with effect 1 March 2017 when Ian Barlow will be ceasing to hold that role.

As a result of these changes, your fees will increase to £63,000 in cash for your role as Non-Executive Director, £20,000 in cash for your role as Chairman of the Audit Committee and £5,135, which will be paid in the form of shares in August each year (subject to income tax and statutory deductions). There is an additional allowance relating to inter-continental travel of £3,500 per trip.

Yours sincerely

Susan Swabey

Company Secretary